Filed by Roth CH Acquisition Co.
Pursuant to Rule 425 under the Securities Act of 1933 and deemed filed pursuant to Rule 14a-12 under the Securities Exchange Act of 1934
Commission File No. 001-40959
Subject Company: Roth CH Acquisition Co.

SHARON AI completes Phase One Engineering for Flagship AI Data Center Campus Joint Venture in Texas

Texas Critical Data Centers joint venture expands total land opportunities to 438 acres. Pathway to

1GW of capacity and expanded future site connectivity.

New York, USA – September 29, 2025 – Sharon AI, Inc. (“SHARON AI”), a High-Performance Computing (“HPC”) business focused on Artificial Intelligence (“AI”) which has announced entry into a Business Combination Agreement with Roth CH Acquisition Co. (OTC Markets:USCTF), is pleased to provide an update on its progress for its flagship AI Data Center Campus in Ector County, Texas.

Expansion of facilities

Having already secured 235 acres outside Odessa, TX, SHARON AI is confirming the execution of a non-binding letter of intent to acquire an additional contiguous 203 acres, taking the total land that Texas Critical Data Centers (“TCDC”) is able to develop via our 50/50 joint venture with New Era Energy & Digital, Inc. (Nasdaq: NUAI), to 438 acres.

The combined 438 acres has now passed the initial environmental and feasibility assessments, ensuring the campus meets the requirements for modern AI facilities. We are continuing to undertake work to acquire the additional 203 acres and obtaining the air permit for the intended behind-the-meter power.

Combining powered land, powered shells, and secured energy supply, will allow TCDC’s vertically integrated model shorter deployment timelines compared to traditional providers. To accelerate the project, work has commenced on phase two engineering.

Pathway to 1GW of capacity

The TCDC campus is being designed to scale ultimately to 1 Gigawatt (GW) of power capacity, positioning it as a premier site for AI-optimized data center complexes in North America. The project is underpinned by several initiatives to achieve the ultimate load required at the campus.

TCDC has executed a non-binding letter agreement with Thunderhead Energy Solutions LLC (“Thunderhead”) for the financing, construction and operation of approximately 250MW of behind-the-meter gas-fired power generation. Thunderhead intends to deploy a combination of reciprocating engines and turbines at the Ector County site over the next 18 months subject to end-customer offtake.

This is combined with a non-binding letter of intent with Mawgan Capital (“Mawgan”) to deploy its proprietary Digital Zero Power™ (“DZP”) solution for the planned data center campus. The DZP™ platform leverages Irrefutable™ low carbon intensity gas certificates and carbon credits and is powered by Context Labs’ Context AI™ Enterprise Carbon Management Platform, an advanced digital infrastructure that enables organizations to quantify and prove the carbon profile of their operations. This structure intends to ensure TCDC’s campus provides reliable, sustainable power with the goal of reducing our carbon footprint and further differentiating our operations from conventional Texas grid-connected data centers.

Dan Harple, Founder & CEO, Context Labs, commented

“It is critical that developers lead the charge in managing the climate impact of growing AI infrastructure. Context Labs delivers the AI-enabled data-driven, empirical rigor required to accurately and transparently quantify an enterprise’s carbon performance. This collaboration with TCDC and Mawgan Capital demonstrates how operators, market-makers, and technology providers can effectively accelerate decarbonization in an increasingly energy-intensive world.”

When combined, these TCDC partnerships for behind-the-meter power islands aim to deliver reliable power and compliance with the new Texas Senate Bill 6 (SB6) regulations that impact large loads like data centers on the Electric Reliability Council of Texas power grid.

To further enhance the site capabilities TCDC has been actively engaged with additional parties with the goal of substantially expanding the potential power capacity at the site, including having completed a transmission analysis study. TCDC shortly intends to follow up with a large load interconnection application to the grid.

Site Connectivity

TCDC signed a non-binding memorandum of understanding with GlobeLink Holdings (“GlobeLink”) to purchase rights to use dark fiber and associated operations and maintenance services. GlobeLink intends to develop a transformative 1,600-mile fiber optic network spanning Texas to deliver one of the region’s fastest and largest digital backbones engineered specifically to support AI workloads with low latency.

Wolf Schubert, CEO of SHARON AI, commented

“We are pleased to announce these milestones, demonstrating progress in our strategy to build one of the premier AI data center campuses in the United States. By collaborating on a fully outsourced power solution with Thunderhead, low-latency fiber connectivity with GlobeLink, and sustainable decarbonization initiatives with Mawgan, we are positioning TCDC to meet the growing demand for sustainable, high-performance compute. Together, these efforts strengthen our ability to create and deliver a first class offering for data center customers.”

-ENDS-

Contacts

Sharon AI Media Enquiries:
Rosalyn Christian/Zachary Nevas
IMS Investor Relations
+1 203.972.9200
sharonai@imsinvestorrelations.com

About SHARON AI

SHARON AI, Inc., is a High-Performance Computing company focused on Artificial Intelligence and Cloud GPU Compute Infrastructure. SHARON AI has a hybrid operational model that sees it deploy in co-location data centers as well as developing data center projects. With the addition of NVIDIA H200’s to the company’s GPU fleet in 2025, SHARON AI expects to be able to offer a wide range of AI/HPC GPUs as a Service (GPUaaS), including NVIDIA H200, H100, L40S, A40, RTX3090 and AMD MI300X. For more information, visit: www.sharonai.com

About New Era Energy & Digital, Inc.

New Era Energy & Digital, Inc. (Nasdaq: NUAI) is a developer and operator of next-generation digital infrastructure and integrated power assets. With a growing portfolio of strategically located, vertically integrated resources including powered land and powered shells, the Company delivers turnkey solutions that enable hyperscale, enterprise, and edge operators to accelerate data center deployment, optimize total cost of ownership, and future-proof their infrastructure investments. For more information, visit: www.newerainfra.ai

About Thunderhead Energy Solutions LLC

Thunderhead Energy Solutions are developers and operators of tailored energy solutions supporting the digital infrastructure value chain. Its creative approach provides customers with highly available, affordable, scalable systems which support both speed and longevity in power security. The Thunderhead team brings decades of experience and innovation in power and energy infrastructure development. Thunderhead projects are capitalized through a funding partnership with Harbert Infrastructure, an investment manager with decades of experience in the power sector. For more information, visit www.thunderheaddg.com, and www.harbert.net

About GlobeLink Holdings, LLC

GlobeLink Holdings, LLC specializes in advanced digital fiber infrastructure, providing design, construction, and management services for broadband and telecommunications networks. The company is committed to enabling ultra-fast connectivity and driving the digital transformation of businesses and communities. For more information, visit www.globelinkfiber.com

About Mawgan Capital

Mawgan Capital is a client solutions and commodity trading firm specializing in carbon and new market development. We give our clients the tools to transfer long term risk, reduce costs, hedge against market volatility, and demonstrate leadership in responsible energy use. We enable data centers and other energy-intensive industries to achieve certified zero-carbon operations, scaling decarbonization pathways without compromising performance. For more information, visit www.mawgancapital.com

About Context Labs

Context Labs is dedicated to sourcing, organizing, and contextualizing the world’s climate information. The company enables data to become trusted, shared, and utilized as Asset Grade Data (AGD™), providing insights and solutions to inform markets. Context Labs mission is to provide the world’s trusted AI-enabled data fabric platform, deploying machine learning, Artificial Intelligence, and cryptographic blockchain technologies for context-driven insights. The company was formed out of MIT (Massachusetts Institute of Technology) research and is comprised of a leadership team that has been instrumental in the at-scale growth of the Internet. With offices in Amsterdam, Cambridge, Mass., and Houston, learn more at www.contextlabs.com

About Roth CH Acquisition Co.

Roth CH Acquisition Co. (OTC Markets: USCTF) is a blank check shell domiciled in the Cayman Islands. The company intends to enter into a business combination with a growth company to go public in the US markets through a reverse merger.

No Offer or Solicitation

This communication is not intended to and shall not constitute an offer to buy or sell or the solicitation of an offer to buy or sell any securities, or a solicitation of any proxy, consent, authorization, vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made, except by means of a prospectus meeting the requirements of the U.S. Securities Act of 1933, as amended.

Additional Information About the Proposed Transaction for Investors and Shareholders

In connection with the proposed transaction between Roth CH Acquisition Co. (“Roth CH”) and SHARON AI (the “Proposed Transaction”), Roth CH (or a subsidiary of Roth CH) has filed and intends to update relevant materials with the U.S. Securities and Exchange Commission (the “SEC”), including a registration statement on Form S-4, initially filed in June 4th, 2025, as amended, containing a proxy statement/prospectus of Roth CH. This press release is not a substitute for the registration statement or for any other document that Roth CH may file with the SEC in connection with the Proposed Transaction. SHARON AI AND ROTH CH URGE INVESTORS AND STOCKHOLDERS TO READ THE REGISTRATION STATEMENT, PROXY STATEMENT/PROSPECTUS AND ANY OTHER RELEVANT DOCUMENTS THAT MAY BE FILED WITH THE SEC, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THESE DOCUMENTS, CAREFULLY AND IN THEIR ENTIRETY IF AND WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT ROTH CH, SHARON AI, THE PROPOSED TRANSACTION AND RELATED MATTERS. Investors and stockholders will be able to obtain free copies of the proxy statement/prospectus and other documents filed by Roth CH with the SEC (when they become available) through the website maintained by the SEC at www.sec.gov. In addition, investors and stockholders should note that Roth CH communicates with investors and the public using its website (www.RothCH.com), where anyone will be able to obtain free copies of the proxy statement/prospectus and other documents filed by Roth CH with the SEC, and stockholders are urged to read the proxy statement/prospectus and the other relevant materials when they become available before making any voting or investment decision with respect to the Proposed Transaction.

Participants in the Solicitation

Roth CH, SHARON AI and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from stockholders in connection with the Proposed Transaction. Information about Roth CH’s directors and executive officers including a description of their interests in Roth CH is included in Roth CH’s most recent Annual Report on Form 10-K, including any information incorporated therein by reference, as filed with the SEC. Additional Information regarding these persons and their interests in the transaction will be included in the proxy statement/prospectus relating to the Proposed Transaction when it is filed with the SEC. These documents can be obtained free of charge from the sources indicated above.

Forward Looking Statements:

This press release may contain forward-looking statements that are not historical facts. Forward-looking statements are based only on our current beliefs, expectations and assumptions regarding the future of our business, future plans and strategies, projections, anticipated events and other future conditions. In some cases you can identify these statements by forward-looking words such as “believe,” “may,” “will,” “estimate,” “continue,” “anticipate,” “intend,” “could,” “should,” “would,” “project,” “plan,” “expect,” “goal,” “seek,” “future,” “likely” or the negative or plural of these words or similar expressions. Examples of such forward-looking statements include but are not limited to express or implied statements regarding Roth CH’s or SHARON AI’s management team’s expectations, hopes, beliefs, intentions or strategies regarding the future including, without limitation, statements regarding: the Proposed Transaction; expectations regarding service and product offerings and the developments of TCDV. In addition, any statements that refer to projections, forecasts or other characterizations of future events or circumstances, including any underlying assumptions, are forward-looking statements. You are cautioned that such statements are not guarantees of future performance and that actual results or developments may differ materially from those set forth in these forward-looking statements. Factors that could cause actual results to differ materially from these forward-looking statements include: the risk that the conditions to the closing or consummation of the Proposed Transaction are not satisfied, including the failure to obtain stockholder approval for the Proposed Transaction; uncertainties as to the timing of the consummation of the Proposed Transaction and the ability of each of Roth CH and SHARON AI to consummate the transactions contemplated by the Proposed Transaction; risks related to Roth CH’s and SHARON AI’s ability to correctly estimate their respective operating expenses and expenses associated with the Proposed Transaction, as applicable, as well as uncertainties regarding the impact any delay in the closing would have on the anticipated cash resources of the resulting combined company upon closing and other events and unanticipated spending and costs that could reduce the combined company’s cash resources; the occurrence of any event, change or other circumstance or condition that could give rise to the termination of the Proposed Transaction by either company; the effect of the announcement or pendency of the Proposed Transaction on Roth CH’s or SHARON AI’s business relationships, operating results and business generally; costs related to the business combination; the outcome of any legal proceedings that may be instituted against Roth CH, SHARON AI, or any of their respective directors or officers related to the business combination agreement or the transactions contemplated thereby; the ability of Roth CH or SHARON AI to protect their respective intellectual property rights; competitive responses to the Proposed Transaction; unexpected costs, charges or expenses resulting from the Proposed Transaction; whether the combined business of Roth CH and SHARON AI will be successful; legislative, regulatory, political and economic developments; and additional risks described in the “Risk Factors” section of Roth CH’s Annual Report on Form 10-K for the fiscal year ended December 31, 2024 filed with the SEC. Additional assumptions, risks and uncertainties are described in detail in our registration statements, reports and other filings with the SEC, which are available at www.sec.gov.

You are cautioned that such statements are not guarantees of future performance and that our actual results may differ materially from those set forth in the forward-looking statements. The forward-looking statements and other information contained in this news release are made as of the date hereof and neither Roth CH nor SHARON AI undertakes any obligation to update publicly or revise any forward-looking statements or information, whether as a result of new information, future events or otherwise, unless so required by applicable securities laws.